UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A
(Amendment No. 5)

Under the Securities Exchange Act of 1934

MERCER INTERNATIONAL INC.

(Name of Issuer)

Shares of Common Stock, $1.00 Par Value

(Title of Class of Securities)

588056101

(CUSIP Number)

Jimmy S.H. Lee
Suite 2840, 655 West Georgia Street, Vancouver, B.C. V6B 4N8
Telephone:  (604) 684-1099

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

April 25, 2008

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box   [   ].

CUSIP No.                                588056101

1)           Names of Reporting Persons/I.R.S. Identification Nos. of Above Persons

                    Jimmy S.H. Lee

2)	Check the Appropriate Box if a Member of a Group

(a)	[ ]
(b)	[ ]

3)           SEC Use Only

4)	Source of Funds Not Applicable - This Schedule 13D/A is being filed solely to disclose the expiration of stock options held by Mr. Lee.

5)	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

6)           Citizenship or Place of Organization  Canadian

Number of                                                      (7)       Sole Voting Power                                                            2, 131,260
Shares Bene-
ficially                                                             (8)       Shared Voting Power                                                       0
Owned by
Each Reporting                                             (9)       Sole Dispositive Power                                                   2, 131,260
Person
With                                                                (10)    Shared Dispositive Power                                                0

11)	Aggregate Amount Beneficially Owned by Each Reporting Person	2, 131,260

12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares

13)	Percent of Class Represented by Amount in Row (11)	5.9%

14)	Type of Reporting Person	IN

Page 2 of 4 Pages

This Amendment No. 5 to Schedule 13D ("Amendment No. 5") amends the Schedule 13D/A of Jimmy S.H. Lee dated February 29, 2008 (the "Prior Filing") and is being filed by Mr. Lee to report his security holdings of Mercer International Inc. ("Mercer"). Specifically, this Amendment No. 5 is being made to disclose the expiration of stock options held by Mr. Lee.

ITEM 1.	SECURITY AND ISSUER.

This Amendment No. 5 relates to the shares of common stock, $1.00 par value (the "Shares") of Mercer, a corporation organized under the laws of the State of Washington, and having a principal executive office at Suite 2840, 650 West Georgia Street, Vancouver, British Columbia, Canada  V6B 4N8.

This Amendment No. 5 is being made to disclose the expiration of stock options to acquire up to 135,000 Shares held by Mr. Lee. Except as otherwise set forth herein, this Amendment No. 5 does not modify any of the information previously reported by Mr. Lee in the Prior Filing.

ITEM 5.	INTEREST IN SECURITIES OF THE ISSUER.

Item 5 of the Prior Filing is amended and restated as follows:

Jimmy S.H. Lee currently owns:

•	1,274,800 Shares;
•
116,460 restricted performance shares representing the maximum number of shares of common stock of Mercer to which he will be entitled.  Each such restricted performance share represents one Share and up to the maximum number of Shares will vest after three years, depending upon the achievement of certain specified performance criteria including company performance, Share price performance and individual performance.  In the event of a change of control, the restricted performance shares may vest earlier than three years but remain subject to the performance criteria in determining the exact number of Shares which will vest with the individual;

•	40,000 restricted shares of common stock of Mercer in connection with his role as an executive officer of Mercer; and
•	options to acquire up to 700,000 Shares which are presently exercisable or exercisable within 60 days hereof,

representing, in aggregate, 5.9 % of the Shares outstanding on a diluted basis.  Mr. Lee holds the sole power to vote and dispose of all of the aforementioned securities.

Page 3 of 4 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                                April 25, 2008
                                                       (Date)

                /s/ Jimmy S.H. Lee
                                                   (Signature)

                   Jimmy S.H. Lee
                                                     (Name)

Page 4 of 4 Pages